NEWS

FOR IMMEDIATE RELEASE

TSX STOCK SYMBOLS:  RUS, RUS.PR.C

RUSSEL METALS INC. RECEIVES GREEN LIGHT FROM COMPETITION BUREAU ON LEROUX STEEL INC. ACQUISITION

TORONTO, CANADA -- June 18, 2003 -- Russel Metals Inc. (the "Company") announced today that on June 17, 2003, the Competitions Bureau advised the Company that it does not intend to initiate proceedings before the Competitions Tribunal relating to the Company's planned acquisition of Leroux Steel Inc.  This satisfies one of the closing conditions of the Company's offer for Leroux Steel Inc. and, subject to the satisfaction or waiver of each of the other closing conditions, including the tender of at least two-thirds of each class of Leroux Steel Inc. securities under the offer, the transaction is expected to close on July 3, 2003.

Russel Metals is one of the largest metals distribution companies in North America.  It carries on business in three metals distribution segments: service center, energy sector and import/export, under various names including Russel Metals, A.J. Forsyth, Arrow Steel Processors, B&T Steel, Baldwin International, Comco Pipe and Supply, Drummond McCall, Fedmet Tubulars, McCabe Steel, Métaux Russel, Milspec Industries, Pioneer Pipe, Russel Metals Williams Bahcall, Spartan Steel Products, Sunbelt Group, Triumph Tubular & Supply, Vantage Laser, Wirth Steel and York Steel.

For further information, contact:
Brian R. Hedges, C.A.
Executive Vice President
and Chief Financial Officer
Russel Metals Inc.
(905) 819-7401
Web site : www.russelmetals.com
e-mail: info@russelmetals.com